UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. 4 *

                     COMPAGNIE GENERALE DE GEOPHYSIQUE
------------------------------------------------------------------------------

                              (Name of Issuer)

              ORDINARY SHARES OF NOMINAL VALUE TWO EUROS EACH
------------------------------------------------------------------------------

                       (Title of Class of Securities)

                                  [NONE]**
          --------------------------------------------------------
                               (CUSIP Number)

                          STEVEN J. STEINMAN, ESQ.
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
------------------------------------------------------------------------------

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               MARCH 14, 2005
          --------------------------------------------------------

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
** The CUSIP Number for the American Depositary Shares, each representing one fifth of one Ordinary Share of nominal value two euros each, is 204386106.

                             SCHEDULE 13D

CUSIP No.         None                                   Page 1 of 10 Pages

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    ENERGY FUND II GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           1,777,071

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         1,777,071

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,777,071

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.2%

14. TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No.         None                                   Page 3 of 10 Pages

1.  NAME OF REPORTING PERSONS.

        BEACON ENERGY INVESTORS II, LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           1,777,071

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         1,777,071

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,777,071

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.2%

14. TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No.         None                                   Page 4 of 10 Pages

1.  NAME OF REPORTING PERSONS.

        THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           1,748,648

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         1,748,648

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,748,648

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.0%

14. TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No.         None                                   Page 5 of 10 Pages

1.  NAME OF REPORTING PERSONS.

        CGG INVESTORS LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           1,748,648

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         1,748,648

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,748,648

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.0%

14. TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No.         None                                   Page 6 of 10 Pages

1.  NAME OF REPORTING PERSONS.

        GF LTD. TRANSACTION PARTNERSHIP, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           28,423

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         28,423

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        28,423

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .2%

14. TYPE OF REPORTING PERSON*

        PN

     This Statement on Schedule 13D, relating to the Ordinary Shares of nominal value two euros each (the "Ordinary Shares") of Compagnie Generale de Geophysique, a company organized under the laws of the Republic of France (the "Issuer") amends the Schedule 13D filed on February 4, 2000 by and on behalf of Energy Fund II GP, LLC, Beacon Energy Investors II, L.P., The Beacon Group Energy Investment Fund II, L.P., CGG Investors, LLC, and GF Ltd. Transaction Partnership, L.P. (collectively, the "Reporting Persons") and amended by Amendment No. 1 thereto filed on December 13, 2001, Amendment No. 2 thereto filed on October 4, 2004, and Amendment No. 3 thereto filed on March 9, 2005.

ITEM 1.   SECURITY AND ISSUER.

     Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

     Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Unchanged.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended in its entirety as follows:

     On March 9, 2005, the Reporting Persons announced that the Reporting Persons intend to dispose of some or all of the Ordinary Shares owned by them and had engaged an investment bank to assist in any such disposition of Ordinary Shares. Pursuant to a Placement Agency Agreement, dated March 14, 2005 (the "Placement Agreement"), CGG Investors, LLC and GF Ltd. Transaction Partnership, L.P. (together, the "Sellers"), agreed to sell 1,777,071 Ordinary Shares at a price of (euro)63 per share to a number of investors in a private placement that is scheduled to close on March 18, 2005. The Sellers will pay the placement agent a commission equal to 3% of the gross proceeds of any sale of Ordinary Shares that are received by the Sellers. In addition, an incentive commission of up to a further 1% of the gross proceeds of any sale of Ordinary Shares by the Sellers may be paid to the placement agent in the sole discretion of the Sellers.

     The foregoing description of the Placement Agreement is not intended to be complete and is qualified in it is entirety by the complete text of the Placement Agreement, all of which is incorporated herein by reference. The Placement Agreement is filed as Exhibit 9 hereto.

     Except as disclosed in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety as follows:

     (a) The aggregate number and percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons are set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference. Upon closing of the private placement described above in Item 4, the Reporting Persons expect to beneficially own 0 Ordinary Shares, representing approximately 0% of the total outstanding Ordinary shares outstanding.

     (b) The number of Ordinary Shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on
Schedule 13D, and such information is incorporated herein by reference. Pursuant to the transactions described in Item 5(c) below, (i) the 1,777,071 Ordinary Shares beneficially owned by Energy Fund II GP, LLC and Beacon Energy Investors II, L.P. represent 23.8 percent of the voting rights of the Issuer; (ii) the 1,748,648 Ordinary Shares beneficially owned by The Beacon Group Energy Investment Fund II, L.P. and CGG Investors, LLC represent 23.4 percent of the voting rights of the Issuer; and (iii) the 28,423 Ordinary Shares beneficially owned by GF Ltd. Transaction Partnership, L.P. represent .4 percent of the voting rights of the Issuer. Upon closing of the private placement described above in Item 4, none of the Reporting Persons expect to have the power to vote or the direct the vote with respect to, or dispose or direct the disposition of, any Ordinary Shares.

     (c) The Issuer's Articles of Association provide that a double voting right is allocated to all registered and fully paid-up Ordinary Shares registered in the name of the same holder for at least two years. Pursuant to this provision, on December 13, 2001, the Ordinary Shares owned by the Reporting Persons were allocated double voting rights. Additionally, on October 7, 2002, the Issuer informed the Reporting Persons that due to the lack of providing notice to the Issuer within fifteen days of crossing the 16 percent, 18 percent, and 20 percent threshold, the Reporting Persons had lost a total of 760,742 voting rights. Pursuant to the Issuer's Articles of Association, because two years have elapsed since the last notification made by the Reporting Persons on October 4, 2002, the Reporting Persons have automatically acquired certain double voting rights.

     (d) The investors in The Beacon Group Energy Investment Fund II, L.P. and GF Ltd. Transaction Partnership, L.P. have the right to receive dividends from, and the proceeds from the sale of, the respective Ordinary Shares reported by such persons on the cover pages of this Statement on
Schedule 13D. No such investor has such right with respect to more than 5% of the Ordinary Shares. Upon the closing of the private placement described above in Item 4, the investors purchasing shares in the private placement will have the right to receive dividends from, and the proceeds from the sale of, their respective Ordinary Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended in its entirety as follows:

     Other than the Subscription Agreement, which was previously filed as
Exhibit 1 to this Statement on Schedule 13D, the Registration Rights Agreement, which was previously filed as Exhibit 2 to this Statement on
Schedule 13D, and the Placement Agreement described in Item 4 and filed as
Exhibit 9 to this Statement on Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive offices, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 8 -- Agreement of Joint Filing

     Exhibit 9 -- Placement Agency Agreement, dated March 14, 2005

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2005

                      ENERGY FUND II GP, LLC

                      By: /s/ John J. MacWilliams
                         ----------------------------------------------
                         Authorized Signatory


                      BEACON ENERGY INVESTORS II, L.P.

                      By:    Energy Fund II GP, LLC

                             By: /s/ John J. MacWilliams
                                ---------------------------------------
                                Authorized Signatory


                      THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

                      By:    Beacon Energy Investors II, L.P.
                             By:     Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        -------------------------------
                                        Authorized Signatory


                      CGG INVESTORS, LLC

                      By:    The Beacon Group Energy Investment Fund II, L.P.
                             By:     Beacon Energy Investors II, L.P.
                                     By:    Energy Fund II GP, LLC

                                            By: /s/ John J. MacWilliams
                                               -------------------------
                                               Authorized Signatory


                      GF LTD. TRANSACTION PARTNERSHIP, L.P.

                      By:    Beacon Energy Investors II, L.P.
                             By:     Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        ---------------------------------
                                        Authorized Signatory

                                 SCHEDULE I

                                       STATE OF
               NAME                    INCORPORATION     BUSINESS ADDRESS
               ----                    -------------     ----------------

Energy Fund II GP, LLC                 Delaware          1221 Avenue of the Americas
                                                         New York, New York 10020

Beacon Energy Investors II, L.P.       Delaware          1221 Avenue of the Americas
                                                         New York, New York 10020

The Beacon Group Energy                Delaware          1221 Avenue of the Americas
Investment Fund II, L.P.                                 New York, New York 10020

CGG Investors, LLC                     Delaware          1221 Avenue of the Americas
                                                         New York, New York 10020

GF Ltd. Transaction Partnership, L.P.  Delaware          1221 Avenue of the Americas
                                                         New York, New York 10020

                                 EXHIBIT 8

                         AGREEMENT OF JOINT FILING

The undersigned agree that the foregoing Statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  March 15, 2005

                      ENERGY FUND II GP, LLC

                      By: /s/ John J. MacWilliams
                         ----------------------------------------------
                         Authorized Signatory


                      BEACON ENERGY INVESTORS II, L.P.

                      By:    Energy Fund II GP, LLC

                             By: /s/ John J. MacWilliams
                                ---------------------------------------
                                Authorized Signatory


                      THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

                      By:    Beacon Energy Investors II, L.P.
                             By:     Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        -------------------------------
                                        Authorized Signatory


                      CGG INVESTORS, LLC

                      By:    The Beacon Group Energy Investment Fund II, L.P.
                             By:     Beacon Energy Investors II, L.P.
                                     By:    Energy Fund II GP, LLC

                                            By: /s/ John J. MacWilliams
                                               -------------------------
                                               Authorized Signatory


                      GF LTD. TRANSACTION PARTNERSHIP, L.P.

                      By:    Beacon Energy Investors II, L.P.
                             By:     Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        ---------------------------------
                                        Authorized Signatory

                                 EXHIBIT 9
                         PLACEMENT AGENCY AGREEMENT

                               March 14, 2005

Lehman Brothers International (Europe) ("Lehman Brothers")
25 Bank Street
London E14 5LE
England

Ladies and Gentlemen:

     1. Introduction. CGG Investors, LLC ("CGGI") and GF Ltd. Transaction Partnership, L.P. ("GFLTP" and, together with CGGI, the "Selling Shareholders"), each a shareholder of Compagnie Generale de Geophysique S.A. (the "Company"), a societe anonyme (corporation) organized under the laws of the Republic of France propose to sell the respective numbers of shares (collectively, the "Shares") set forth opposite their names in Schedule A hereto, all such Shares being ordinary shares, (euro)2 par value, of the Company (the "Ordinary Shares") At a per share price of
(euro)63 pursuant to a private institutional offering (the "Placement") as further described below. This placement agency agreement (the "Agreement") provides for the terms on which Lehman Brothers is authorized to act as sole bookrunning lead manager (the "Placement Agent") for, and will assist the Selling Shareholders in offering and selling the Shares pursuant to, the Placement.

     Any sales pursuant to the Placement will be made by the Selling Shareholders directly to the purchasers of the Shares (the "Investors"), including to Investors in the United States pursuant to agreements for the sale of the Shares to be entered into by such Selling Shareholder directly with an Investor in the form annexed hereto as Exhibit A or such other form as is mutually satisfactory to the Selling Shareholder and the Placement Agent (each such agreement, a "Share Sale Agreement).

     The Selling Shareholders understand that the Placement Agent proposes to make a private offering of the Shares, as soon as the Placement Agent deems advisable after this Agreement has been executed and delivered, (i) to persons in the United States whom the Placement Agent reasonably believes to be qualified institutional buyers ("QIBs") as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and an accredited investor within the meaning of Regulation D under the Securities Act, in reliance upon Section 4 of the Securities Act, in transactions exempt from the registration requirements of the Securities Act and (ii) to institutional and other investors that are not "U.S. persons" (as defined in Regulation S) outside the United States in reliance on Regulation S under the Securities Act, as such regulation may be amended from time to time ("Regulation S").

     The Selling Shareholders hereby confirm their agreement with the Placement Agent as follows:

     2.   Representations and Warranties of the Selling Shareholders.
          ----------------------------------------------------------

     (a) Each Selling Shareholder, severally and not jointly with the other Selling Shareholder, represents and warrants as to itself to, and agrees for itself with, the Placement Agent that:

               (i) Such Selling Shareholder has and as of the Closing Date (as defined in Section 4 below) will have good, valid and unencumbered tile to the Shares to be delivered by it on the Closing Date, and upon the delivery and payment for the Shares on the Closing Date the Investors acquiring such Shares will acquire good, valid and unencumbered title to the Shares delivered by such Selling Shareholders on the Closing Date.

               (ii) The Shares to be sold by such Selling Shareholder are freely transferable by such Selling Shareholder to the Investors in the manner contemplated in this Agreement.

               (iii) Such Selling Shareholder has been duly organized, is validly existing and, if applicable, is in good standing under the laws of its jurisdiction of organization or incorporation.

               (iv) Such Selling Shareholder has full right, power and authority (i) to enter into this Agreement and any Share Sale Agreement entered into by such Selling Shareholder, (ii) to sell, assign, transfer and deliver the Shares to be delivered by it and
          (iii) to perform its obligations under this Agreement and any such Share Sale Agreement.

               (v) Each of this Agreement and any Share Sale Agreement entered into by such Selling Shareholder has been duly authorized by such Selling Shareholder and this Agreement and any such Share Sale Agreement constitute valid and binding obligations of such Selling Shareholder enforceable against it in accordance with their terms, except as rights of indemnification may be limited by means of public policy.

               (vi) The execution and delivery of this Agreement and any Share Sale Agreement entered into by such Selling Shareholder, the performance by the Selling Shareholder of its obligations hereunder and thereunder, the consummation of the transactions contemplated hereby and thereby and the sale, transfer and delivery of the Shares to be sold by such Selling Shareholder hereunder and thereunder will not result in a breach or violation of any of the terms and provisions of, or constitute a default under (A) any statute, rule, regulation or order of any governmental agency or of any court, domestic or foreign, having jurisdiction over such Selling Shareholder or any of its properties, or (B) any contract, agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder is bound or to which any of its properties is subject, or (C) the certificate of incorporation or formation, by-laws or other organizational documents of such Selling Shareholder, and no consent, approval, authorization or order of or qualification with any governmental agency is required for the performance by such Selling Shareholder of its obligations under this Agreement or any Share Sale Agreement or the consummation of the transactions contemplated hereby or thereby, except in the cases of (A) and (B) above for such breaches, defaults or violations that would not reasonably be expected to result in a material adverse effect on the condition (financial or other) or on the business, properties or results of operations of the Company.

               (vii) Such Selling Shareholder has not entered into and will not enter into any contractual arrangement with respect to the distribution of the Shares except for this Agreement and any Share Sale Agreement.

     (b) Each of the Selling Shareholders, jointly and severally, represents and warrants to, and agrees with, the Placement Agent that:

               (i) To the knowledge of the Selling Shareholder, it does not have any "information privilegiee" (as defined in Article 621-1 of the Reglement General de l'Autorite des Marches Financiers) with respect to the Company or its subsidiaries. As used in this Agreement, "knowledge of a Selling Shareholder" shall mean the actual knowledge of any partner, principal or manager of such Selling Shareholder who is responsible for monitoring the Selling Shareholder's investment in the Company.

               (ii) There are no legal or governmental proceedings or investigations pending or, to the knowledge of such Selling Shareholder and its affiliates, threatened that would have a material adverse effect on the power or ability of the Selling Shareholder to perform its obligations under this Agreement or any Share Sale Agreement or to consummate the transactions contemplated hereby and thereby.

               (iii) No transfer, stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, are payable under the laws of France, the United States or any political subdivision thereof in connection with the execution and delivery of this Agreement or the sale and delivery of the Shares.

               (iv) Neither such Selling Shareholder, its affiliates, nor any person acting on their behalf (A) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of Rule 502(c) Regulation D under the Securities Act) in connection with the offer or sale of the Shares in the United States, or (B) has engaged, or will engage, in any "directed selling efforts" (within the meaning of Rule 902(c) of Regulation S) with respect to the Shares.

               (v) Neither such Selling Shareholder nor any of is affiliates has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or taken any action to facilitate the sale or resale of the Shares.

               (vi) Neither such Selling Shareholder nor any of its directors, officers, affiliates or direct or indirect controlling persons has issued or will issue, directly or indirectly, without the prior consent of the Placement Agent, any communication, and none of them has taken or omitted to take or will take or omit to take any other action, which may adversely affect the ability the Placement Agent, or any of its affiliates acting as stabilizing manager, to undertake stabilizing action in accordance with applicable law or regulations or the rules of any competent authority, including without limitation the Financial Services Authority.

     3. Placement of the Shares by the Placement Agent. The Selling Shareholders understand that the Placement Agent will be acting as the agent of the Selling Shareholders in the offering and sale of the Shares and agree that, in connection therewith, the Placement Agent will use is "best efforts" to place the Shares. This Agreement shall not give rise to any express or implied commitment by the Placement Agent to purchase or place any of the Shares.

     4. Delivery of the Shares. Delivery of the Shares to the Investors identified by the Placement Agent hereunder shall be made for value on March 18, 2005, or at such later date (which shall be a business day) or place as shall be determined by agreement between the Placement Agent and the Selling Shareholders. The foregoing date and time for delivery of the Shares are sometimes referred to herein as the "Closing Date". On the Closing Date, the Selling Shareholders shall deliver or cause to be delivered the Shares to such account or accounts held by Investors as the Placement Agent shall notify to the Selling Shareholders, and the Placement Agent shall cause to be delivered, by wire transfer(s) or cashiers check(s), the purchase price for such Shares to such accounts of the Selling Shareholders as the Selling Shareholders shall specify. Time shall be of the essence, and delivery at the time and places specified pursuant to this Agreement are further conditions (in addition to those set out in paragraph 7 below) to the obligations of the Placement Agent and the Selling Shareholders hereunder.

     5. Representations of the Placement Agent. The Placement Agent represents and warrants to the Selling Shareholders that:

     (a) It has full right, power and authority to enter into this Agreement and to perform its obligations hereunder.

     (b) Neither it nor its affiliates nor any person acting on its or their behalf has offered or placed, and no such person will offer or place, any Shares except (i) to those persons that it reasonably believes to be QIBs and an accredited investor within the meaning of Regulation D under the Securities Act or (ii) in accordance with Regulation S, and in all cases has taken reasonable steps to ensure that each Investor or its duly authorized agent has made the representations contained in notice set forth in Exhibit B.

     (c) Neither it nor any of its affiliates nor any person acting on its or their behalf has made or will make offers or placements of the Shares in the United States by means of any form of general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D under the Securities Act) or any "directed selling efforts" (within the meaning of Rule 902(c) of Regulation S) in the United States with respect to the Shares.

     (d) It will perform its duties hereunder in connection with the Placement according to customary professional standards for similar offerings.

     6. Certain Agreements of the Selling Shareholders. The Selling Shareholders, jointly and severally, agree with the Placement Agent that:

     (a) If, at any time prior to the completion of the Placement, such Selling Shareholder has or acquires knowledge of any information privilegiee (as described in Section 2 (g)) with respect to the Company or its subsidiaries, such Selling Shareholder promptly will notify the Placement Agent of such event.

     (b) Before the completion of the Placement, such Selling Shareholder and its affiliates will not, and will not permit any person acting on its or their behalf to, engage in any form of general solicitation or advertising (within the meaning of Rule 502(c) of Regulation D under the Securities Act) in connection with any offer or sale of the Shares in the United States.

     (c) Before the completion of the Placement, such Selling Shareholder and its affiliates will not, and will not permit any person acting on its or their behalf to, engage in any directed selling efforts in the United States with respect to the Shares to be sold outside the United States, and will ensure that they comply and any person acting on their behalf (other than a Placement Agent for this offering of the Shares) complies with any applicable offering restrictions of Regulation S with respect to such Shares.

     (d) In connection with the Placement, until the Placement Agent shall agree that the completion of the Placement has occurred, neither such Selling Shareholder nor any of its affiliates has or will, either alone or with one or more other persons, bid for or purchase for any account in which it or any of its affiliates has a beneficial interest in any Ordinary Shares or attempt to induce any person to purchase any Shares; and neither it nor any of its affiliates will make bids or purchases for the purpose of creating actual, or apparent, active trading in, or of raising the price of, the Ordinary Shares.

     (e) The Selling Shareholders will not designate any other placement agent or manager without the prior consent of the Placement Agent such consent not to be unreasonably withheld.

     7. Conditions to the Obligations of the Placement Agent. The facilitation of the Placement of any of the Shares by the Placement Agent will be subject to the accuracy of the representations and warranties on the part of the Selling Shareholders herein, to the accuracy of the statements of officers of the Selling Shareholders made pursuant to the provisions hereof, to the performance by the Selling Shareholders of their respective obligations hereunder and to the following additional conditions precedent:

     (a) Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or other), business, properties or results of operations of the Company which, in the reasonable judgment of the Placement Agent, is material and adverse and makes it impractical or inadvisable to proceed with completion of the Placement or the sale of and payment for the Shares; (ii) any change in U.S., French, or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the reasonable judgment of the Placement Agent, after consultation with the Selling Shareholders, be likely to prejudice materially the market for the Shares or dealings in the Shares in the secondary market, (iii) any material suspension or material limitation of trading in securities generally on Euronext Paris or the New York Stock Exchange, or any setting of minimum prices for trading on either such exchange; (iv) any suspension of trading of any securities of the Company on either such exchange; (v) any banking moratorium declared by U.S. Federal, New York state or French authorities;
(vi) any major disruption of settlements of securities or clearance services in the United States or France or (vii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or France, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Placement Agent, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the Placement or sale of and payment for the Shares.

     (b) The Placement Agent shall have received an opinion, dated the Closing Date, of Debevoise & Plimpton LLP, special counsel to the Placement Agent, in form and substance satisfactory to the Placement Agent.

     (c) The Placement Agent shall have received an opinion, dated the Closing Date, of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Selling Shareholders, in form and substance satisfactory to the Placement Agent in the form annexed hereto as Exhibit C.

     (d) The Placement Agent shall have received the extract of the minutes of March 7, 2005 annexed hereto as Exhibit D, which extract shall have been certified by the Secretaire Generale of the Company as being a true and correct extract of the foregoing minutes.

     The Placement Agent may in its sole discretion waive compliance with any conditions to its obligations hereunder.

     8. Placement Agent's Commission. (a) As compensation for its services hereunder, the Placement Agent shall be entitled to a commission equal to 3% of the gross proceeds of any sale of Shares received by the Selling Shareholders in the Placement. Such commission shall be due and payable in US dollars on the Closing Date. Such commission shall be paid by each Selling Shareholders proportionally in respect of the number of shares sold by each of them in the Placement. For the avoidance of doubt, each Selling Shareholder's liability under this paragraph 8 shall be several, not joint. In addition, an incentive commission of up to a further 1% of the gross proceeds of any sale of Shares by the Selling Shareholders in the Placement may be payable on the Closing Date at the sole discretion of the Selling Shareholders. On the Closing Date, the Selling Shareholders shall pay or cause to be paid such commissions to the Placement Agent by instructing the Placement Agent to deduct such commissions from the gross proceeds of the sales of Shares paid to the Selling Shareholders pursuant to paragraph 4 hereof.

     (b) In addition to the commissions set forth above, the Selling Shareholders shall reimburse the Placement Agent for its reasonable out-of-pocket expenses incurred in connection with the Placement up to a maximum of (euro)75,000; provided however, that in the event the Selling Shareholders pay the incentive commission referred to above, they shall have no obligation to reimburse the expenses of the Placement Agent hereunder. Such reimbursed expenses will include, without limitation, all expenses and disbursements (including legal fees, travel, accommodation and document production) . All other expenses shall be borne directly by the Selling Shareholders; for the avoidance of doubt, such direct expenses shall include, without limitation, (i) the costs incurred by the Selling Shareholders (such as costs incurred in retaining their own legal or other advisers or auditors) and (ii) any expenses associated with preparing and filing documentation with appropriate authorities (if any) and any costs or expenses associated with the road shows, which shall be paid directly by the Selling Shareholders. The Placement Agent shall discuss in advance with the Selling Shareholders any actions or decisions that may entail significant expenses to be borne by the Selling Shareholders and shall obtain the prior approval of the Selling Shareholders therefor, such approval not to be unreasonably withheld or delayed. For the avoidance of doubt, the expenses referred to herein shall be payable whether or not the Placement is consummated.

     (c) All commissions, expenses and other payments (including indemnification pursuant to paragraph 9) provided for under this Agreement are exclusive of any Value Added Tax payable thereon and shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless a Selling Shareholder is compelled by law to deduct or withhold such taxes, duties or charges. In that event, such Selling Shareholder shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

     9. Indemnification. (a) (i) The Selling Shareholders, jointly and severally, agree to indemnify and hold harmless the Placement Agent and its affiliates, each other person (if any) controlling the Placement Agent or any of its affiliates, and the directors, officers, agents and employees of each of the foregoing (for the purposes of this paragraph, each a "Lehman Indemnified Person"), from and against any and all losses, claims, damages or liabilities (including, without limitation, losses, claims, damages or liabilities relating to taxes), or, in each case, actions in respect thereof (each of the foregoing a "Loss", and collectively "Losses"), to the extent that they relate to or arise out of or in connection with any breach of any of the representations, warranties and covenants of such Selling Shareholder contained in the Placement Agency Agreement; provided, however, with respect to Losses relating to inaccuracies of the representations contained in Section 2(a), no Lehman Indemnified Person shall have the right to seek indemnification from the non-breaching Selling Shareholder unless and until the breaching Selling Shareholder shall have failed to fulfill its indemnification obligations hereunder (as a result of its dissolution, insolvency, default under this Agreement or otherwise); and provided further that the foregoing indemnification will not, as to any Lehman Indemnified Person, apply to Losses to the extent that they are determined by a court of competent jurisdiction to have resulted from the negligence or willful misconduct of such Lehman Indemnified Person and the Selling Shareholders will reimburse the Placement Agent for any legal or other expenses (including fees and expenses of attorneys) reasonably incurred by the Placement Agent in connection with investigating or defending any such action or claim as such expenses are incurred.

     (ii) The benefit of this paragraph 9 shall be extended to each Lehman Indemnified Person as if this paragraph were separately repeated in relation to each of them and they were severally named in this Agreement. Each Lehman Indemnified Person will have the right to enforce directly its rights against the Selling Shareholder under this paragraph 9; provided that no Lehman Indemnified Person (save for Lehman Brothers) may enforce such rights against the Selling Shareholder without first offering Lehman Brothers the opportunity to have sole conduct, on behalf of the relevant Lehman Indemnified Person, of any action, giving rise to such indemnification. If Lehman Brothers elects to have sole conduct of any such action on behalf of any Lehman Indemnified Person, Lehman Brothers may settle and/or terminate such action and/or waive any entitlement thereto with the prior written consent of the Selling Shareholders (such consent not to be unreasonably withheld). Lehman Brothers shall not have any responsibility to any of the Lehman Indemnified Persons under or as a result of this paragraph 9.

     (iii) The obligations of the Selling Shareholders under this paragraph 9 shall be in addition to any liability that the Selling Shareholders may otherwise have.

     (b) The Placement Agent agrees to indemnify and hold harmless the Selling Shareholders and the directors, officers, agents and employees of the Selling Shareholders from and against any and all Losses to the extent that they relate to or arise out of or in connection with any breach of, or inaccuracy in, any of the representations and warranties contained in paragraph 5; provided, however, that the foregoing indemnification will not, as to the Selling Shareholders, apply to Losses to the extent that they are determined by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Selling Shareholders; and the Placement Agent will reimburse the Selling Shareholders for any legal or other expenses (including reasonable fees and expenses of attorneys) reasonably incurred by the Selling Shareholders in connection with investigating or defending any such action or claim as such expenses are incurred.

     (c) (i) For the purposes of this paragraph c, the party seeking indemnification shall be known as the "Indemnified Party" and the party from whom indemnification is sought shall be known as the "Indemnifying Party".

     (ii) As promptly as practicable after receipt by an indemnified Party of notice of any Loss in respect of which an Indemnifying Party may be liable under this paragraph 6, the Indemnified Party shall give notice thereof (the "Indemnification Notice") to the Indemnifying Party. The failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its indemnification obligations under this paragraph 9, except to the extent such failure results in a lack of actual notice to the Indemnifying Party and the Indemnifying Party is materially prejudiced as a result of failure to receive such notice.

     (iii) In the case of any claim asserted by a third party, the Indemnified Party shall permit the Indemnifying Party, within 15 days of the Indemnification Notice, at its option and expense, to take over and assume the defense of any such claim by counsel satisfactory to the Indemnified Party and to settle or otherwise dispose of the same; provided that if the Indemnifying Party does so take over and assume the defense,
(x) the Indemnified Party may at its discretion at all times participate, at its own expense, in such defense by counsel of its own choice, and (y) the Indemnifying Party shall, at all times and to the maximum extent possible, keep the Indemnified Party informed of the status of such claim and the proceedings related thereto. The Indemnifying Party shall not, in defense of any such claim, except with the prior written consent of the Indemnified Party, enter into any settlement that does not include, as an unconditional term thereof, the giving by the claimant or plaintiff in question to the Indemnified Party and its affiliates a release of all liabilities in respect of such claims.

     (d) For the avoidance of doubt, it is expressly understood and agreed that the Lehman Indemnified Persons do not assume any obligation duty or liability in contract, tort or otherwise beyond that of a duty to exercise reasonable care and skill, and in no circumstances shall Lehman Brothers, its affiliates, directors, officers or employees or advisors be liable in contract, tort or otherwise for loss (whether direct or indirect) of profits, business or anticipated savings or for any indirect or consequential loss whatsoever.

     10. Scope of the Placement Agent's Responsibilities. The Selling Shareholders recognize that, in providing services under this Agreement, the Placement Agent will rely upon and assume the accuracy and completeness of the financial, accounting, tax and other information discussed with or reviewed by it for such purpose, and the Placement Agent does not assume responsibility for the accuracy and completeness thereof. The Placement Agent will have no obligation to conduct any independent evaluation or appraisal of the assets or the liabilities of the Company or any other party or to advise or opine on related solvency issues. It is understood and agreed that the Placement Agent will act under this Agreement as an independent contractor with duties solely to the Selling Shareholders and nothing in this Agreement or the nature of the services to be provided hereunder shall be deemed to create a fiduciary or agency relationship between the Placement Agent and the Selling Shareholders

     11. FSA Matters. (a) Lehman Brothers and members of the Lehman Brothers group of companies are engaged in a wide range of investment business, both for their own account and for clients. This may give rise to situations where Lehman Brothers and/or any division or department of Lehman Brothers or its affiliates or related companies may have interests which conflict with those of the Selling Shareholders or the Company or may be regarded as having interests which conflict with the interests of the Selling Shareholders or the Company or any of them may represent clients whose interests may conflict with the interests of the Selling Shareholders or the Company in relation to the Placement or have some other interest, relationship or arrangement that is material in the context of the Placement ("Material Interest").

     (b) In accordance with the rules of the Financial Services Authority (the "FSA Rules"), Lehman Brothers has established practices and procedures designed to ensure the independence of advice. These include setting up so-called "Chinese Walls" which involve restricting employees' access to information relating to clients with whom they are not directly concerned and requiring employees to disregard Material Interests if they arise.

     (c) The Selling Shareholders hereby acknowledge and accept, so as expressly to override any duties, obligations or restrictions which would otherwise be implied by law or by the FSA Rules, that Lehman Brothers or any member of the Lehman Brothers group of companies may have Material Interests and that any particular employees responsible for handling the Selling Shareholders' affairs may be doing so despite the existence of Material Interests.

     (d) Each Selling Shareholder hereby acknowledges and accepts that, by reason of law or duties of confidentiality owed to other persons or the FSA Rules and/or requirements to maintain Chinese Walls, Lehman Brothers may be forbidden, or it may be inappropriate for Lehman Brothers, to use or disclose information to the Selling Shareholders, in particular about Material Interests.

     (e) Each Selling Shareholder also agrees that (i) Lehman Brothers and the employees responsible for the Selling Shareholders' affairs are to provide services to the Selling Shareholders under this letter agreement on the basis of the information available to them and (ii) in providing those services, neither Lehman Brothers nor those employees will be required to consider any information known to Lehman Brothers or any member of the Lehman Brothers group of companies which is a Material Interest.

     12. Power of Attorney. (a) Each Selling Shareholder hereby irrevocably constitutes and appoints Lehman Brothers, as its true and lawful attorney-in-fact (the "Attorney-in-Fact"), with full power and authority, in the name, place and stead and on behalf of the undersigned, to execute and deliver any Share Sale Agreement on behalf of the undersigned in the form annexed hereto as Exhibit A, provided that the per share price shall be (euro)63 and the aggregate number of Shares pursuant to all such Share Sale Agreements shall not exceed 1,777,071.

     (b) It is understood that, except as set forth below, the Attorney-in-Fact, in its capacity as such, assumes no responsibility or liability to any person. The Attorney-in-Fact, acting in its capacity as such, shall not be liable for any error of judgment or for any act done or omitted or for any mistake of fact or law. No implied duties or obligations shall be read into this Power of Attorney against the Attorney-in-Fact. This paragraph 12(b) shall in no way affect any other liability, duties or obligations Lehman Brothers may have acting in any other capacity under this Agreement.

     13. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Selling Shareholders or their officers and of the Placement Agent set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of the Placement Agent or the Selling Shareholders or any of their respective representatives, officers or directors or any controlling person, and will survive placement and delivery of and payment for the Shares. If the Placement is not consummated for any reason other than the occurrence of any event specified in clauses
(i) through (vii) of paragraph 7(a), the Placement Agent shall be entitled to its full commission pursuant to the first sentence of paragraph 8(a) of this Agreement in the event that at any time prior to the expiration of a three-month period following such termination the Selling Shareholders complete a financing transaction on terms similar to the terms of the Placement. The Selling Shareholder shall have the obligation to offer the Placement Agent the right to act in the capacities specified herein for a period of three months from the date of such termination.

     14. Notices. All communications hereunder will be in writing and delivered as follows:

               If to CGGI:

               CGG Investors, LLC
               c/o Beacon Energy Investors II, L.P.
               1221 Avenue of the Americas
               New York, NY 10020
               USA
               Facsimile:  +1 917 464 8307
               Attn:  John J. MacWilliams

               If to GFLTP:

               GF Ltd. Transaction Partnership, L.P.
               c/o Beacon Energy Investors II, L.P.
               1221 Avenue of the Americas
               New York, NY 10020
               USA
               Facsimile: +1 917 464 8307
               Attn:  John J. MacWilliams

               If to the Placement Agent to:

               Lehman Brothers International (Europe)
               25 Bank Street
               London E14 5LE
               England
               Facsimile: To be provided upon request
               Attn:  Head of Legal

     Any notice or other communication hereunder shall be deemed to have been duly given or served on another party if delivered in person or sent by first class post, recognized overnight courier service or to the address of such other party as set forth above or transmitted by fax (with confirmation thereof) to the facsimile number set forth above. In the case of posting as aforesaid any such notice shall be deemed to have been received 48 hours after posting. In the case of sending by overnight courier as aforesaid any such notice shall be deemed to have been received the day after sending. In the case of sending by fax as aforesaid any such notice shall be deemed to have been received upon transmission.

     15. Miscellaneous. This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties hereto (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto except as provided for with respect to Indemnified Persons in paragraph 9 above. This Agreement may not be amended or waived except by an instrument in writing signed by each of the parties hereto. The Agreement may be executed in one or more counterparts and, if executed in more than one or more counterparts, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Agreement supersedes any prior agreement, express or implied, between the parties hereto with respect to the subject matter hereof and sets forth the entire understanding of the parties with respect to the Shares.

     16. Disclosures; Confidentiality. (a) The Placement Agent shall have the right to approve (i) every form of letter, circular, notice or other written communication (the "Offering Information") from the Selling Shareholders or any other person acting on their behalf to any offeree or Investor in connection with the offer and sale of the Shares and (b) the persons to whom the Selling Shareholders send any such Offering Information.

     (b) Prior to the Closing Date, except as may be required by applicable law or regulations, the transactions contemplated by this Agreement may not publicly be disclosed to any third party or otherwise publicly referred to by the Selling Shareholders without the prior written consent of the Placement Agent, it being agreed that the Selling Shareholders may disclose this Agreement and file such Agreement with the SEC on a Schedule 13D promptly after execution thereof. Without prejudice to the foregoing, each Selling Shareholder agrees not to make any notification to the Company prior to the Closing Date in relation to such Selling Shareholder's interests in the Company's share capital without the prior consent of the Placement Agent.

     17. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF ENGLAND WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS. THE PARTIES HEREBY SUBMIT TO THE NON-EXCLUSIVE
JURISDICTION OF THE COURTS IN LONDON IN THE UK IN RELATION TO ANY DISPUTE ARISING OUT OF OR IN CONNECTION WITH THE LETTER.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to us one of the counterparts hereof, whereupon it will become a binding agreement between the Selling Shareholders and the Placement Agent in accordance with its terms.

Yours faithfully,

CGG INVESTORS, LLC

   By:   The Beacon Group Energy Investment Fund II, L.P., its sole member
   By:   Beacon Energy Investors II, L.P., its general partner
   By:   Energy Fund II GP, LLC, its general partner
   By:   Beacon Funds Holdings LLC, its sole member
   By:   The Beacon Group, LP, its sole member


   By:   /s/ John J. MacWilliams
         --------------------------
   Name:  John J. MacWilliams
   Title: General Partner


GF LTD. TRANSACTION PARTNERSHIP, L.P.

   By:   Beacon Energy Investors II, L.P., its general partner
   By:   Energy Fund II GP, LLC, its general partner
   By:   Beacon Funds Holdings LLC, its sole member
   By:   The Beacon Group, LP, its sole member


   By:   /s/ John J. MacWilliams
         ---------------------------
   Name:  John J. MacWilliams
   Title: General Partner


THE FOREGOING IS HEREBY CONFIRMED AND ACCEPTED
AS OF THE DATE FIRST ABOVE WRITTEN.

LEHMAN BROTHERS INTERNATIONAL (EUROPE)


By:   /s/ David Douglas
     -------------------------------
     Name:  David Douglas
     Title: Managing Director

                                                                 SCHEDULE A

                      SHARES INCLUDED IN THE PLACEMENT

--------------------------------- ----------------------------------------
SELLING SHAREHOLDER                            NUMBER OF SHARES
--------------------------------- ----------------------------------------
CGGI                                             1,748,648
--------------------------------- ----------------------------------------
GFLTP                                               28,423
--------------------------------- ----------------------------------------

                                                                  EXHIBIT A

                        FORM OF SHARE SALE AGREEMENT

                                                              March o, 2005

CGG Investors, LLC ("CGGI")
c/o Beacon Energy Investors II, LP
1221 Avenue of the Americas
New York, NY 10020
USA

GF Ltd. Transaction Partnership, L.P. ("GFLTP")
c/o Beacon Energy Investors II, LP
1221 Avenue of the Americas
New York, NY 10020
USA

(CGGI and GFLTP together the "Selling Shareholders")

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE
England

(for the purposes only of the "Representations" contained herein)

Ladies and Gentlemen:

     In connection with the proposed sale to us of o ordinary shares (the "Shares") of Compagnie Generale de Geophysique (the "Company"), we confirm that:

A. REPRESENTATIONS

     1. This certification and agreement is furnished in connection with our acquisition of the Shares in a private placement facilitated by Lehman Brothers International (Europe) ("Lehman Brothers") or its affiliates.

     2. We qualify as an accredited investor within the meaning of Regulation D (an "accredited investor") under the U.S. Securities Act of 1933, as amended (the "Securities Act") and as a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act.

     3. We have such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of our investment in the Shares, and we and any accounts for which we are acting are each able to bear the economic risk of our or their investment.

     4. We have received and have access through our own resources to such information as we deem necessary or appropriate in order to make our investment decision. We have conducted our own investigation of the Shares and the Company and acknowledge that we have not relied on the Company, the Selling Shareholders, Lehman Brothers or any of their respective affiliates or any person acting on their behalf with respect to our decision to invest in the Shares and the Company, and none of such persons has made any representation to us, express or implied, with respect to the Shares or the Company.

     5. We will not hold the Selling Shareholders, Lehman Brothers, any of their respective affiliates or any persons acting on their behalf liable for any misstatements in or omissions from publicly available information about the Shares or the Company.

     6. We will comply with all applicable laws and regulations in each jurisdiction in which we are or may be subject to any securities laws, in all cases at our own expense.

     7. We understand that the offer and sale to us of the Shares have not been registered under the Securities Act and that such offer and sale are being made to us in reliance on an exemption from the registration requirements of the Securities Act.

     8. We understand that the Shares purchased by us in this offer and sale are "restricted securities'" as defined in Rule 144(a)(3) under the Securities Act and as such are not fungible with any other issued and outstanding ordinary shares or American Depositary Shares of the Company. Accordingly, we agree that for so long as the Shares purchased by us in this offer and sale are restricted securities, we will not deposit such Shares in any depositary receipt facility established or maintained by a depositary bank including, in particular, the Company's unrestricted American Depositary Receipt facility.

     9. We agree that, for so long as the Shares purchased by us in this offer and sale are restricted securities, we will not offer, sell, pledge or otherwise transfer such Shares except (a) to the Company or any of its subsidiaries, (b) to a person whom it reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act and an accredited investor within the meaning of Regulation D in a transaction not required to be registered under the Securities Act, (c) in an offshore transaction effected on Euronext Paris S.A. in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act (and not in a pre-arranged transaction resulting in the resale of such Shares into the United States), or (d) in accordance with Rule 144 under the Securities Act (if available), in each case in accordance with any applicable securities laws of any state of the United States.

     10. We understand that the Shares are not eligible for resale by us under Rule 144A.

     11. We agree that in the case of any offer, sale, pledge or other transfer of any Shares purchased by us in this offer and sale made pursuant to the preceding clauses, the validity of such transaction shall be subject to the transferee agreeing to be bound by the terms and conditions hereof.

     12. We agree that in the case of any offer, sale, pledge or other transfer pursuant to clause 9 of any Shares purchased by us in this offer and sale, the transferor shall be required to provide prompt written certification thereof to any designee of the Selling Shareholders setting forth (a) the name and address of the transferee and (b) as applicable, the specific exception on which basis such transfer is made.

     13. We are acquiring Shares for our own account or for one or more accounts (each of which is a QIB which is an accredited investor) as to each of which we exercise sole investment discretion and for each of which we have full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

     14. We are not acquiring the Shares with a view to distribution thereof or with any present intention of offering or selling any Shares, provided that the disposition of our property and property of any accounts for which we are acting as fiduciary will remain at all times within our control.

     15. We acknowledge that we shall pay all stamp duty, stamp duty reserve tax, issue, registration, transfer or other taxes or duties (including any applicable interest and penalties thereon) payable on or in connection with the sale and delivery of the Shares purchased by us.

     16. We covenant that the foregoing representations, warranties and covenants will be true and accurate as of, and acknowledge that such representations, warranties and covenants shall survive, the date of the acceptance thereof.

     17. We recognize that the Selling Shareholders and Lehman Brothers will rely upon the truth and accuracy of the foregoing investment representations and agreements. We agree that if any of the representations or warranties made by us herein are no longer accurate, we shall promptly notify the Selling Shareholders and Lehman Brothers. This letter is governed by the laws of the State of New York.

B. PURCHASE AND DELIVERY OF AND PAYMENT FOR SHARES

               1. We shall purchase the Shares at (euro)63 per share on the date hereof and shall pay the purchase price for the Shares by wire transfer or cashiers check to such account or accounts as Lehman Brothers shall specify.

               2. The Selling Shareholders agree to deliver, or cause Lehman Brothers to deliver, the Shares on the date hereof to such account or accounts as we shall specify.

     The Selling Shareholders and Lehman Brothers are entitled to rely upon this letter agreement and are irrevocably authorized to produce this letter agreement or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

                                       Very truly yours,



                                       By:
                                          ----------------------------
                                       Name:
                                       Title:
                                       Name of Purchaser:

THE FOREGOING IS HEREBY CONFIRMED AND ACCEPTED
AS OF THE DATE FIRST ABOVE WRITTEN.

CGG INVESTORS, LLC

     ---------------------------------------
     By Lehman Brothers International (Europe), under power of attorney

GF LTD. TRANSACTION PARTNERSHIP, L.P.

     ---------------------------------------
     By Lehman Brothers International (Europe), under power of attorney

                                                                  EXHIBIT B

           The following text is to be inserted in the invitation
                        telex to non-U.S. Persons.

                        NOTICE TO NON-U.S. INVESTORS

     BECAUSE THE FOLLOWING RESTRICTIONS WILL APPLY, INVESTORS ARE ADVISED TO CONSULT LEGAL COUNSEL PRIOR TO MAKING ANY OFFER, RESALE, PLEDGE OR TRANSFER OF ANY OF THE SHARES.

     Reference is made to the proposed offer and sale by CGG Investors, LLC and GF Ltd. Transaction Partnership, L.P. (the "Selling Shareholders") of shares of Compagnie Generale de Geophysique (the "Company"), which offer and sale are being facilitated by Lehman Brothers International (Europe) ("Lehman Brothers") as placement agent.

     Each purchaser of shares (the "Purchaser"), by its acceptance thereof, will be deemed to have acknowledged, represented to and agreed with the Selling Shareholders and Lehman Brothers as follows:

          1. The Purchaser is not a U.S. person within the meaning of Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and is not purchasing the Shares for the account or benefit of a U.S. person and, at the time the buy order for the Shares is being or was originated, is or was outside the United States.

          2. The Purchaser has such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Shares, and the Purchaser and any accounts for which it is acting are each able to bear the economic risk of its or their investment.

          3. The Purchaser has received and has access through its own resources to such information as it deems necessary or appropriate in order to make its investment decision. The Purchaser has conducted its own investigation of the Shares and the Company and acknowledges that it has not relied on the Company, the Selling Shareholders, Lehman Brothers or any of their respective affiliates or any person acting on their behalf with respect to its decision to invest in the Shares, and none of such persons has made any representation to the Purchaser, express or implied, with respect to the Shares or the Company.

          4. The Purchaser will not hold the Selling Shareholders, Lehman Brothers, any of their respective affiliates or any persons acting on their behalf liable for any misstatements in or omissions from publicly available information about the Shares or the Company.

          5. The Purchaser will comply with all applicable laws and regulations in each jurisdiction in which it is or may be subject to any securities laws, in all cases at its own expense.

          6. The Purchaser understands that the offer and sale to it of the Shares have not been registered under the Securities Act and that such offer and sale are being made to it in reliance on an exemption from the registration requirements of the Securities Act.

          7. The Purchaser understands and agrees that the Shares purchased by it in this offer and sale cannot and will not be deposited in any depositary receipt facility established or maintained by a depositary bank including, in particular, the Company's unrestricted American Depositary Receipt facility, for at least prior to the 40th day following the consummation of its purchase of the Shares.

          8. The Purchaser agrees that, for so long as the Shares purchased by it in this offer and sale are restricted securities, it will not offer, sell, pledge or otherwise transfer such Shares except (a) to the Company or any of its subsidiaries, (b) in an offshore transaction effected on Euronext Paris S.A. in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act (and not in a pre-arranged transaction resulting in the resale of such Shares into the United States), or (c) for at least prior to the 40th day following the consummation of its purchase of the Shares, to a U.S. person, in the United States or to any person located in the United States.

          9. The Purchaser agrees that in the case of any offer, sale, pledge or other transfer of any Shares purchased by it in this offer and sale made pursuant to clause 8 above, it will deliver to each person to whom it transfers Shares notice of restrictions on transfer of such Shares.

          10. The Purchaser is acquiring the Shares for its own account or for one or more accounts (each of which is a non-U.S. person within the meaning of Regulation S) as to each of which it exercises sole investment discretion and for each of which it has full power to make the acknowledgements, representations and agreements act forth herein on behalf of each such account.

          11. The Purchaser is not acquiring the Shares with a view to distribution thereof or with any present intention of offering or selling any Shares, provided that the disposition of its property and property of any accounts for which it is acting as fiduciary will remain at all times within its control.

          12. The Purchaser acknowledges that it shall pay all stamp duty, stamp duty reserve tax, issue, registration, transfer or other taxes or duties (including any applicable interest and penalties thereon) payable on or in connection with the sale and delivery of the Shares purchased by it.

          13. The Purchaser covenants that the foregoing representations, warranties and covenants will be true and accurate as of, and acknowledge that such representations, warranties and covenants shall survive, the date of the acceptance thereof.

          14. The Purchaser recognizes that the Selling Shareholders and Lehman Brothers will rely upon the truth and accuracy of the foregoing investment representations and agreements. The Purchaser agrees that if any of the representations or warranties made by it herein are no longer accurate, it shall promptly notify the Selling Shareholders and Lehman Brothers.

                                                                  EXHIBIT C

                           [LETTERHEAD OF FFHSJ]

                                                                212-859-8000
                                                            (FAX: 212-859-4000)

March __, 2005

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE
England

Dear Sir or Madam:

     We have acted as special counsel for CGG Investors, LLC, a Delaware limited liability company ("CGG"), and GF Ltd. Transaction Partnership, L.P., a Delaware limited partnership ("GF and, together with CGG, the "Sellers") in connection with the Placement Agency Agreement, dated as of March __, 2005, among Lehman Brothers International (Europe) ("Lehman") and the Sellers (the "Agreement"). This opinion is delivered to you pursuant to paragraph 7(c) of the Agreement. With your permission, all assumptions and statements of reliance herein have been made without any independent investigation or verification on our part, and we express no opinion with respect to the subject matter or accuracy of such assumptions or items relied upon.

     In connection with this opinion, we have (i) investigated such questions of law, (ii) examined originals or certified, conformed or reproduction copies of such agreements, instruments, documents and records of the Sellers, such certificates of public officials and such other documents and (iii) received such information from officers and representatives of the Sellers as we have deemed necessary or appropriate for the purposes of this opinion.

     In all such examinations, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of original and certified documents and the conformity to original or certified documents of all copies submitted to us as conformed or facsimile, electronic or reproduction copies. As to various questions of fact relevant to the opinions expressed herein, we have relied upon, and assume the accuracy of, statements and warranties contained in the Agreement and certificates and oral or written statements and other information of or from representatives of the Sellers and others and assume compliance on the part of all parties to the Agreement with their covenants and agreements contained therein.

     Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that:

     1. Each of the Sellers has the requisite limited liability company or partnership, as applicable, power and authority to execute and deliver the Agreement.

     2. Each of the Sellers has taken all necessary limited liability company or partnership, as applicable, action to authorize the execution, delivery, and performance of its obligations under the Agreement, and the Agreement has been duly executed and delivered by each of the Sellers (to the extent that execution and delivery thereof is governed by the Limited Liability Company Act of the State of Delaware or the Revised Uniform Limited Partnership Act of the State of Delaware).

     The opinions expressed herein are limited to the Limited Liability Company Act of the State of Delaware and the Revised Uniform Limited Partnership Act of the State of Delaware, each as currently in effect; and no opinion is expressed with respect to any other laws or any effect that such other laws may have on the opinions expressed herein. This opinion letter is limited to the matters stated herein and no opinion is implied or may be inferred beyond the opinions expressly stated herein. The opinions expressed herein are given only as of the date hereof, and we undertake no responsibility to update or supplement this opinion letter after the date hereof for any reason.

     The opinions expressed herein are solely for your benefit in connection with the Agreement and may not be relied on in any manner or for any purpose by any other person or entity and may not be quoted or referred to in whole or in part without our prior written consent.

                                            Very truly yours,




                            FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

                                                                  [EXHIBIT D]

[Extract from minutes of the strategic committee of Compagnie Generale de Geophysique dated 7 March 2005]